EXHIBIT 2.1

MASTER AGREEMENT

by and between

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

and

RGA REINSURANCE COMPANY

September 22, 2003

TABLE OF CONTENTS

Page

ARTICLE I TRANSFER OF ASSETS; ASSUMPTION OF LIABILITIES		1
1.01	Transfer of Assets	1
1.02	Excluded Assets	2
1.03	Assumption of Liabilities	3
1.04	Excluded Liabilities	3
1.05	Closing	3
1.06	General Closing Procedures	3
1.07	Closing Statement; Post-Closing Adjustment	5
ARTICLE II PURCHASE PRICE AND PAYMENT		6
2.01	Amount	6
2.02	Manner of Payment	6
2.03	Allocation of Other Asset Price	6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF ALLIANZ LIFE		7
3.01	Incorporation; Corporate Power	7
3.02	Execution, Delivery; Valid and Binding Agreement	7
3.03	Approval of the Transaction	8
3.04	No Breach	8
3.05	Governmental Authorities; Consents	8
3.06	Financial Statements	9
3.07	Transferred Books and Records	9
3.08	Reserves	9
3.09	Absence of Certain Changes	10
3.10	Title	11
3.11	Tax Matters	11
3.12	Transition Services Consents	11
3.13	In-Force Assumed Treaties	12
3.14	Retrocessional Agreements	12
3.15	Intellectual Property Rights	13
3.16	Litigation	14
3.17	Employees	15
3.18	Compliance with Laws; Permits	15
3.19	Brokerage	15
3.20	Regulatory Filings	15
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		15
4.01	Incorporation and Corporate Power	15
4.02	Execution, Delivery; Valid and Binding Agreement	16
4.03	No Breach	16
4.04	Governmental Authorities; Consents	16

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4.05	Brokerage	16
4.06	Financial Resources	16
ARTICLE V COVENANTS OF ALLIANZ LIFE		17
5.01	Conduct of the Business	17
5.02	Access to Transferred Books and Records	18
5.03	Conditions	18
5.04	Filings, Approvals and Consent	19
5.05	Consents for Transition Services Agreement	19
5.06	Exclusivity	19
5.07	Non-Competition Agreement	19
5.08	Non-Solicitation	20
5.09	Notices of Certain Events	20
5.10	Cooperation	20
ARTICLE VI COVENANTS OF BUYER		20
6.01	Regulatory Filings	21
6.02	Conditions	21
6.03	Access to Transferred Books and Records	21
6.04	Confidentiality	21
ARTICLE VII ADDITIONAL AGREEMENTS		22
7.01	Employee Benefits; Employees	22
7.02	Antitrust Filings	22
7.03	Related Agreements	22
7.04	Transaction Expenses	23
7.05	Further Assurances	23
7.06	Allianz AG Recapture	23
7.07	Revised ManuLife Arrangement	23
7.08	Novation of In-Force Assumed Treaties	24
7.09	Transition Planning	25
ARTICLE VIII CONDITIONS TO CLOSING		26
8.01	Conditions to Buyer's Obligations	26
8.02	Conditions to Allianz Life's Obligations	27
ARTICLE IX TERMINATION		27
9.01	Termination	27
9.02	Effect of Termination	28
ARTICLE X SURVIVAL; INDEMNIFICATION		28
10.01	Survival of Representations and Warranties	28
10.02	Indemnification	29
10.03	Third Party Claims	29

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10.04	Limitations on Indemnity	30
10.05	Exclusivity	31
10.06	Treatment of Indemnification Payments	31
ARTICLE XI MISCELLANEOUS		31
11.01	Press Releases and Announcements	31
11.02	Amendment and Waiver	31
11.03	Notices	32
11.04	Arbitration	33
11.05	Specific Performance	33
11.06	Assignment	34
11.07	No Third Party Beneficiaries	34
11.08	Severability	34
11.09	Complete Agreement	34
11.10	Time of Essence	34
11.11	Signatures; Counterparts	34
11.12	Governing Law	34

EXHIBITS AND SCHEDULES *

EXHIBIT A          IN-FORCE ASSUMED TREATIES

EXHIBIT B          INTELLECTUAL PROPERTY ASSETS

EXHIBIT C          EXCLUDED ASSETS

EXHIBIT D          FORM OF BILL OF SALE

EXHIBIT E          FORM OF LIFE COINSURANCE AGREEMENT

EXHIBIT F          FORM OF ADMINISTRATIVE SERVICES AGREEMENT

EXHIBIT G          FORM OF TRANSITION SERVICES AGREEMENT

EXHIBIT H          FORM OF COINSURANCE TRUST AGREEMENT

EXHIBIT I            PRESS RELEASE

EXHIBIT 1.07       CLOSING STATEMENT

EXHIBIT 4.04       BUYER'S GOVERNMENTAL APPROVALS

DISCLOSURE SCHEDULE *

*   The registrant hereby undertakes to supplementally furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

iii

MASTER AGREEMENT

        This MASTER AGREEMENT (this “Agreement”), dated as of September 22, 2003, is made and entered into by and between Allianz Life Insurance Company of North America, a Minnesota corporation (“Allianz Life”), and RGA Reinsurance Company, a Missouri corporation (the “Buyer”).

RECITALS

        WHEREAS, Allianz Life, through its Allianz Life Reinsurance Business unit (the “Division”), is engaged in the business of marketing, issuing, underwriting, selling and administering life reinsurance products and services to insurers domiciled in the United States (the “Business”); and

        WHEREAS, Allianz Life desires to transfer to Buyer, and Buyer desires to purchase and assume, certain of the assets and liabilities of Allianz Life associated with the Business, including, without limitation, Allianz Life’s net liabilities arising on or after July 1, 2003 under the assumed life reinsurance treaties entered into by Allianz Life on or prior to June 30, 2003 and identified on Exhibit A attached hereto and incorporated herein by reference and such additional assumed life reinsurance treaties as Allianz Life may enter into or has entered into in the ordinary course of business consistent with past practice between June 30, 2003 and the closing of the transactions contemplated herein (as such treaties may be amended or modified in accordance with Section 5.01 below, the “In-Force Assumed Treaties”), all on the terms and conditions set forth in this Agreement (the “Transaction”);

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement:

ARTICLE I
TRANSFER OF ASSETS; ASSUMPTION OF LIABILITIES

        1.01      Transfer of Assets. On the terms and subject to the conditions set forth in this Agreement, Allianz Life shall, at the Closing (as defined in Section 1.05 below), sell, transfer and assign to Buyer, and Buyer shall purchase, acquire and assume from Allianz Life, all of Allianz Life’s right, title and interest, in and to the Purchased Assets (as defined below), excluding the Excluded Assets (as defined in Section 1.02 below), free and clear of any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind (each, a “Lien”), except for the Permitted Liens (as defined in Section 3.10 below). The Purchased Assets consist of:

                  (a)     The rights of Allianz Life under the In-Force Assumed Treaties with respect to periods commencing on or after July 1, 2003 (the “Effective Date”), including without limitation premiums and other amounts payable by cedents with respect to such periods (all as more fully provided in, and in accordance with the terms and conditions of, the Coinsurance Agreement (as defined in Section 7.03 below));

                    (b)     All right, title and interest, including any Intellectual Property Rights (as defined in Section 3.15 below), in those assets of Allianz Life identified on Exhibit B (the “Intellectual Property Assets”);

                   (c)     Only to the extent the following relate to the Assumed Liabilities (as defined in Section 1.03 below), all of Allianz Life’s rights, claims, credits, causes of action and rights of set off against third parties relating exclusively to the business associated with the Purchased Assets (the “Acquired Business”), whether liquidated or unliquidated, fixed or contingent;

                   (d)     The original or copies of all the books and records used in or pertaining to the Acquired Business or the Assumed Liabilities, including, without limitation, the In-Force Assumed Treaties (including related correspondence and both physicial copies and imaged files thereof) and the Retrocessional Agreements (as defined in Section 1.02 below) and to the extent used in or pertaining to the Acquired Business or the Assumed Liabilities, the Division’s customer lists, claim records, sales records, underwriting records, client statements, billing statements, actuarial records, financial records, compliance records, experience studies, spreadsheets and supporting algorithms, data (including, without limitation, all in-force, terminated and transactional cession data, all insured data, all data extracted from any system used by the Division in the conduct of the Acquired Business and all other proprietary data), datasets, (including, without limitation, all datasets extracted from the AXIS software or from any other system used by the Division in the conduct of the Acquired Business), databases and medical research whether or not stored in hard copy or electronic form or on magnetic or optical media (the “Transferred Books and Records”). (The parties acknowledge that, notwithstanding anything in this Ageement to the contrary, to the extent Allianz Life retains originals or copies of any Transferred Books and Records not used exclusively in or pertaining exclusively to the Acquired Business or the Assumed Liabilities, such originals or copies shall remain the property of Allianz Life, notwithstanding that originals or other copies of the same are acquired by Buyer pursuant to this Agreement and are the property of Buyer.);

                   (e)     The non-competition agreement as provided in Section 5.07; and

                   (f)     The goodwill associated with the Business.

        For purposes of this Agreement, Allianz Life and all of its Affiliates are collectively referred to as the “Allianz Entities.” “Affiliate” means, with respect to any person, at the time in question, any other person controlling, controlled by or under common control with such person. For purposes of the foregoing, “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

         1.02      Excluded Assets. Notwithstanding the terms of Section 1.01, (a) the cash and cash equivalents of Allianz Life (except to the extent transferred to Buyer pursuant to Section 2.02 below), (b) the assets, property and rights identified in Exhibit C, (c) except to the extent otherwise provided in the Coinsurance Agreement, all of the retrocessional agreements between Allianz Life and any other person that relate to the Business, whether such agreements were entered into prior to or are entered into after the date of this Agreement (collectively, as the same may be amended or modified in accordance with Section 5.01 below, the “Retrocessional Agreements”), and (d) any other assets not included within the “Purchased Assets” pursuant to Section 1.01 above, shall be retained by Allianz Life and shall not be sold, transferred or assigned to Buyer in connection with the purchase of the Purchased Assets (the “Excluded Assets”).

         1.03      Assumption of Liabilities. Buyer shall assume, pay, perform in accordance with their terms and otherwise satisfy, the obligations, liabilities and undertakings of Allianz Life under the In-Force Assumed Treaties with respect to periods commencing on and after the Effective Date (all as more fully provided in, and in accordance with the terms and conditions of, the Coinsurance Agreement (the “Assumed Liabilities”)).

         1.04      Excluded Liabilities. Except as expressly set forth above in Section 1.03 and in the Related Agreements, Allianz Life shall retain, and Buyer shall not assume, and nothing contained in this Agreement shall be construed as an assumption by Buyer of, any liabilities, obligations or undertakings of Allianz Life of any nature whatsoever, whether accrued, absolute, fixed or contingent, known or unknown, due or to become due, liquidated, unliquidated or otherwise. Allianz Life shall be responsible for all of the liabilities, obligations and undertakings of Allianz Life not expressly assumed by Buyer pursuant to Section 1.03 or in the Related Agreements.

         1.05      Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Leonard, Street and Deinard, Professional Association, 150 South Fifth Street, Suite 2300, Minneapolis, Minnesota at 10:00 a.m. on the third business day after all conditions to the parties’ obligations set forth in Article VIII have been satisfied or waived by the party entitled to the benefit of such condition, or at such other place and on such other date as are mutually agreeable to Buyer and Allianz Life. The date on which the Closing occurs is referred to herein as the “Closing Date”.

         1.06     General Closing Procedures. At the Closing:

                   (a)     Allianz Life shall execute and deliver to Buyer the following:

                              (i)     a Bill of Sale in a form substantially similar to that attached hereto as Exhibit D (the “Bill of Sale”);

                             (ii)     the Coinsurance Agreement (as defined in Section 7.03 below), duly executed by Allianz Life;

                             (iii)     the Servicing Agreement (as defined in Section 7.03 below), duly executed by Allianz Life;

                             (iv)     the Trust Agreement (as defined in Section 7.03 below), duly executed by Allianz Life;

                             (v)     the Transition Services Agreement (as defined in Section 7.03 below), duly executed by Allianz Life;

                             (vi)     a copy of the Articles of Incorporation of Allianz Life, certified by the Secretary of State or other appropriate authority of the State of Minnesota, and a certificate of good standing (or document of similar import) from such authority evidencing the corporate existence of Allianz Life in the State of Minnesota;

                             (vii)     a copy of each of (A) the text of the resolution adopted by the Board of Directors of Allianz Life authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of all of the transactions contemplated by this Agreement and the Related Agreements, and (B) the Bylaws of Allianz Life, together with a certificate executed on behalf of Allianz Life by its corporate secretary, dated the Closing Date, certifying to Buyer that such copies are true and complete copies of such resolution and Bylaws, respectively, and that such resolution and Bylaws were duly adopted and have not been amended or rescinded;

                             (viii)     a certificate of Allianz Life, dated the Closing Date, and signed by an authorized officer of Allianz Life, certifying that the conditions set forth in Section 8.01(a) have been satisfied; and

                             (ix)     such other certificates, documents and instruments as Buyer reasonably requests to effect the transactions contemplated hereby.

                   (b)     Buyer shall deliver to Allianz Life:

                             (i)     the Coinsurance Agreement, duly executed by Buyer;

                             (ii)     the Servicing Agreement, duly executed by Buyer;

                             (iii)     the Transition Services Agreement, duly executed by Buyer;

                             (iv)     the Trust Agreement, duly executed by Buyer and a Trustee meeting the requirements set forth in the Coinsurance Agreement;

                             (v)     a copy of the Certificate of Incorporation of Buyer, certified by the Secretary of State of the State of Missouri, and a certificate of good standing from such authority evidencing the corporate existence of Buyer in the State of Missouri;

                             (vi)     a copy of each of (A) the resolution adopted by the Board of Directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of all of the transactions contemplated by this Agreement and the Related Agreements, and (B) the Bylaws of Buyer, together with a certificate executed on behalf of Buyer by its corporate secretary, dated the Closing Date, certifying to Allianz Life that such copies are true and complete copies of such resolution and Bylaws, respectively, and that such resolutions and Bylaws were duly adopted and have not been amended or rescinded;

                             (vii)     a certificate of Buyer, dated the Closing Date and signed by an authorized officer of Buyer, certifying that the conditions set forth in Section 8.02(a) have been satisfied; and

                             (viii)     such other certificates, documents and instruments as Allianz Life reasonably requests to effect the transactions contemplated hereby.

         1.07      Closing Statement; Post-Closing Adjustment.

                   (a)     Not later than five days prior to the Closing Date, Allianz Life shall deliver to Buyer a pro forma statement (the “Closing Statement”) reflecting an amount determined in accordance with Items 1, 2, 3, 4 and 5 of Exhibit 1.07 hereto, estimated by Allianz Life in good faith as of the Closing Date, to equal (i) the statutory reserves of Allianz Life as of June 30, 2003 with regard to the Assumed Liabilities, plus (ii) the Estimated Premium Adjustment reflected in Item 2 of Exhibit 1.07, plus (iii) all of the cash income of Allianz Life under the In-Force Assumed Treaties from (and including) the Effective Date to (and including) the Closing Date, minus (iv) Allianz Life’s cash expenses (including, without limitation, payments for death and disability benefits and surrender benefits) incurred in connection with the In-Force Assumed Treaties from (and including) the Effective Date to (and including) the Closing Date, allocating items between pre-Effective and post-Effective Date periods in the manner contemplated in Article III of the Coinsurance Agreement.

                   (b)     As soon as practicable, but in any event within sixty (60) days following the Closing Date, Allianz Life shall deliver to Buyer a (i) pro forma statement (“Post-Closing Statement”) recalculating each item (other than Items 1, 2 and 6) on Exhibit 1.07 for the period from (and including) the Effective Date to (and including) the Closing Date and (ii) a certificate signed on behalf of Allianz Life by the Chief Financial Officer of Allianz Life that the Post-Closing Statement has been prepared by Allianz Life in good faith and in accordance with the books and records of Allianz Life. Buyer shall provide such access to information and assistance to Allianz Life as Allianz Life may reasonably request in preparing the Post-Closing Statement.

                   (c)     Buyer shall notify Allianz Life in writing of any objections to the Post-Closing Statement within sixty (60) business days after receipt thereof (the “Buyer’s Objection Notice”), stating in reasonable detail the basis for any such objections. If Allianz Life does not receive the Buyer’s Objection Notice within such period, the Post-Closing Statement shall be deemed accepted and binding on the parties. If Buyer provides the Buyer’s Objection Notice as set forth herein, and the parties cannot resolve the objections within twenty (20) business days after Allianz Life receives the Buyer’s Objection Notice, the parties shall engage PricewaterhouseCoopers LLP (the “Independent Firm”) to review the basis upon which Allianz Life prepared the Post-Closing Statement. The conclusion of the Independent Firm shall be final and binding on the parties, and the cost of the Independent Firm shall be allocated by the Independent Firm between Buyer and Allianz Life in accordance with the Independent Firm’s judgment as to the relative merits of Buyer’s and Allianz Life’s proposals in respect of the disputed items.

                   (d)     Within five (5) business days following Buyer’s approval of the Post-Closing Statement, or a final determination if matters are submitted to the Independent Firm, Allianz Life shall pay to Buyer the amount, if any, by which the Closing Payment (as defined in Section 2.02 below) calculated using the Post-Closing Statement is greater than the Closing Payment calculated using the Closing Statement, or Buyer shall pay to Allianz Life the amount, if any, by which the Closing Payment calculated using the Post-Closing Statement is less than the Closing Payment calculated using the Closing Statement. The amount payable pursuant to this Paragraph (d) shall be accompanied by interest on such amount, for the period from the Closing Date until the date of payment of such amount, at the prime rate, as published in the Money Rates Section of the Wall Street Journal as of the Closing Date.

ARTICLE II
PURCHASE PRICE AND PAYMENT

        2.01      Amount. The total purchase price for the Purchased Assets shall be $310,000,000 (the “Purchase Price”). It is understood that the Purchase Price consists of consideration for the transfer of the rights of Allianz Life under the In-Force Assumed Treaties as set forth in Section 1.01(a) in the amount of $295,000,000 (the “Ceding Commission”) and consideration for the other assets as set for in Section 1.01(b) through Section 1.01(f) in the amount of $15,000,000 (the “Other Asset Price”).

        2.02      Manner of Payment. On the Closing Date, Allianz Life shall pay to Buyer, by wire transfer of immediately available funds to the account established pursuant to the Trust Agreement, an amount equal to (i) the net amount as set forth in Item 5 of the Closing Statement (the “Closing Payment”) less (ii) the Purchase Price; or, if such amount is a negative number, Buyer shall pay to Allianz Life, by wire transfer of immediately available funds to one or more accounts specified by Allianz Life in writing at least three (3) days before the Closing Date, the absolute value of such amount. The amount payable pursuant to this Section 2.02 is subject to subsequent adjustment pursuant to Paragraph 1.07(d). Contemporaneously with the foregoing wire transfers of immediately available funds, Buyer shall wire transfer immediately available funds to the trust established pursuant to the Trust Agreement in such amount as is necessary, when added to any amount transferred by Allianz Life to such trust pursuant to the first sentence of this Section 2.02, to cause the aggregate amount in such trust to equal such amount as is required to be maintained therein as of the Closing Date pursuant to the Coinsurance Agreement.

         2.03      Allocation of Other Asset Price. Allianz Life and Buyer agree that, as soon as reasonably practicable after the Closing and prior to the filing of any income Tax Return (as defined in Section 3.11(b)) that includes information related to the transactions contemplated by this Agreement, the Other Asset Price shall be allocated among the assets set forth in Section 1.01(b) through 1.01(f) in accordance with an allocation schedule (the “Other Asset Price Allocation Schedule”) mutually acceptable to both Buyer and Allianz Life. In the event that Buyer and Allianz Life are unable to agree upon the Other Asset Price Allocation Schedule within 30 days of the final resolution of the Post-Closing Statement pursuant to Section 1.07 above, then the Other Asset Price Allocation Schedule shall be prepared by the Independent Firm. Buyer and Allianz Life shall bear equally the fee charged by the Independent Firm in connection with the preparation of such Other Asset Price Allocation Schedule. The Other Asset Price Allocation Schedule shall be prepared in the manner required by Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and Buyer and Allianz Life shall notify and provide each other with reasonable assistance in the event of an examination, audit or other proceeding regarding the Other Asset Price Allocation or the allocation of Purchase Price between Ceding Commission and Other Asset Price under Section 2.01. The allocation of Other Asset Price under this Section 2.03 and the allocation of Purchase Price between Ceding Commission and Other Asset Price under Section 2.01 shall be used by Allianz Life and Buyer for all Tax (as defined in Section 3.11(b)) purposes.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ALLIANZ LIFE

        Allianz Life hereby makes the following representations and warranties to Buyer as of the date hereof and the Closing Date, except as otherwise set forth in the schedules attached hereto (the “Disclosure Schedules”). A matter disclosed in any Disclosure Schedule shall be deemed disclosed for purposes of all other Disclosure Schedules and these representations and warranties to the extent such disclosure is clearly stated in such a way as to alert Buyer to its relevance to, or provide the information called for by, another section of this Agreement. For purposes of this Agreement, (a) the term “Knowledge,” when used with respect to Allianz Life, shall mean the actual knowledge of Mark Zesbaugh, David Karl, Paul Howman, Douglas Landry, Gabby Matzdorff, Dan Matzdorff, Daryl Frost, Faith Johnston, Gretchen Johnson, Tim Kitzman, Sandy Peterson, Colleen Frick, Rollie Grunz, Wendy Radunz, Michelle Haines, Dr. Robert Watson, Neil Mckay, Bethany Hetland and Dr. Robert Coates; and (b) the term “Material Adverse Effect” means a material adverse effect on (i) the business, financial condition or results of operation of the Acquired Business or (ii) the ability of Allianz Life to consummate the transactions contemplated by this Agreement or the Related Agreements.

        3.01      Incorporation; Corporate Power. Allianz Life is a Minnesota corporation organized under Chapter 300 of the Minnesota Statutes, duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and has the requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements and to perform its obligations hereunder and thereunder. Allianz Life is also duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Allianz Life has the corporate power and authority and all authorizations, licenses, permits and certifications necessary to own and operate the properties of the Division and to carry on the Business as now conducted. The copies of Allianz Life’s Articles of Incorporation and Bylaws that have been furnished by Allianz Life to Buyer prior to the date hereof reflect all amendments made thereto and are correct and complete as of the date hereof. Allianz Life is either licensed to transact insurance or accredited to assume reinsurance and is in good standing in every jurisdiction in which the nature of the Business or its ownership of the Division’s property requires it to be so qualified. A list of the jurisdictions in which Allianz Life is so qualified, licensed or accredited, as the case may be, is set forth in Schedule 3.01.

         3.02      Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and the Related Agreements by Allianz Life and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on Allianz Life’s part are necessary to authorize the execution, delivery and performance of this Agreement and the Related Agreements. This Agreement has been duly executed and delivered by Allianz Life and constitutes a valid and binding obligation of Allianz Life, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by application of equitable principles. When the Related Agreements are duly executed and delivered by Allianz Life, the Related Agreements will constitute valid and binding obligations of Allianz Life enforceable against Allianz Life in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by application of equitable principles.

         3.03      Approval of the Transaction. Allianz Life’s Board of Directors has, by a resolution duly adopted at a meeting or by written consent of the same, approved this Agreement and the Related Agreements and the transactions contemplated hereby and thereby. The resolution described in this Section 3.03 has not been amended or otherwise modified in any respect since the date of adoption thereof, and such resolution remains in full force and effect. No other corporate actions or proceedings on the part of Allianz Life or any of its Affiliates are necessary to authorize the execution, delivery and performance of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby (other than such internal approvals as have already been obtained).

         3.04      No Breach. Except as set forth in Schedule 3.04, the execution, delivery and performance of this Agreement and the Related Agreements by Allianz Life and the consummation by Allianz Life of the transactions contemplated hereby or thereby do not and will not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, or result in the creation of a right of termination or acceleration or any Lien upon any Purchased Assets under, (i) the Articles of Incorporation and Bylaws of Allianz Life, (ii) any material indenture, mortgage, lease, loan agreement or other material agreement or instrument to which Allianz Life is a party or by which Allianz Life, the Purchased Assets, the Business or the Division is or are bound, or (iii) any constitution, law, ordinance, rule, principle of common law, regulation, statute, treaty, order, judgment, decree or injunction or other requirements (“Law”) of any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government (“Governmental Entity”) to which Allianz Life, the Purchased Assets, the Business or the Division is or are subject.

         3.05      Governmental Authorities; Consents. Except as disclosed in Schedule 3.05 hereto, (i) Allianz Life is not required to submit any notice to, or receive any approval, consent, license, permit, waiver, registration or other authorization from, any Governmental Entity (“Governmental Consents”) in connection with the execution or delivery of this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby or thereby; and (ii) no consent, approval, exemption or authorization of any other person, is required to be obtained by Allianz Life in connection with Allianz Life’s execution, delivery and performance of this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby and thereby, including without limitation, in each case, any consent, approval, exemption or authorization under any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Allianz Life is bound or affected or any Law to which Allianz Life is subject.

         3.06      Financial Statements. Attached as Schedule 3.06 are complete and correct copies of (i) the pro forma unaudited GAAP (as hereinafter defined) statements of income of the Division for the twelve months ended December 31, 2002, 2001 and 2000, respectively, (ii) the unaudited pro forma GAAP statement of income of the Division for the six months ended June 30, 2003, (iii) the unaudited pro forma SAP (as hereinafter defined) statements of income of the Division for the twelve months ended December 31, 2002, 2001 and 2000, respectively, and (iv) the unaudited pro forma SAP statement of income of the Division for the six months ended June 30, 2003 (the foregoing income statements being referred to collectively as the “Financial Statements”). The Financial Statements (i) are in accordance with the books and records of the Division, (ii) are derived from the audited financial statements of Allianz Life as at, and for the years ended, December 31, 2002, 2001 and 2000, and the unaudited financial statements of Allianz Life as at and for the six months ended June 30, 2003, as applicable (which Allianz Life financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”) or statutory accounting principles as prescribed or permitted by Minnesota law (“SAP”), as applicable, and applied by Allianz Life on a basis consistent with prior periods), and (iii) present in all material respects fairly the results of operations of the Division for the periods then ended in accordance with GAAP or SAP, as applicable; provided, however, that provisions were made in arriving at the Financial Statements to allocate investment income and expense, the Financial Statements lack footnotes and other presentation items, and the Financial Statements referenced in clauses (ii) and (iv) of the preceding sentence and are subject to normal year-end audit adjustments. The amount at risk on the in-force insurance assumed by Allianz Life under the Treaties as of June 30, 2003 was $258,927,863,283 on a gross basis, and $247,675,585,372 net of third party reinsurance (without regard to the Retrocession Agreement #5089 between Allianz Life and Manulife Reinsurance Limited (the “Manulife Agreement”), and prior to the recapture of insurance pursuant to the Allianz AG Recapture Agreement (as defined in Section 7.06 below).

         3.07      Transferred Books and Records. The Transferred Books and Records are true, correct and complete in all material respects, have been maintained in material compliance with applicable Laws and sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and Allianz Life has heretofore provided to Buyer copies of or access to all of the written Transferred Books and Records.

         3.08      Reserves. Section 1 of Exhibit 1.07 attached hereto is a statement of the reserves of the Division as of June 30, 2003, which reserves:

                   (a)     are computed in accordance with commonly accepted actuarial standards consistently applied and are fairly stated in accordance with sound actuarial principles;

                   (b)     are based on actuarial assumptions that (assuming the accuracy of the information provided to the Division by the primary insurer) produce reserves at least as great as those required under any In-Force Assumed Treaty provision as to reserve basis and method, and are in accordance with all other applicable provisions of the In-Force Assumed Treaties;

                   (c)     accurately incorporate the return of the reserves from Allianz AG as of June 30, 2003;

                   (d)     meet the requirements of applicable Minnesota insurance laws;

                   (e)     are calculated on the basis of reserving methodologies consistent with those employed by the Division for the calculation of reserves associated with the relevant In-Force Assumed Treaties for purposes of Allianz Life’s statutory annual statement for the year ended December 31, 2002 and quarterly statements for the quarter ended March 31, 2003; and

                   (f)     reflect all material factual information in the possession of Allianz Life that would be considered in the ordinary course of business in accordance with standard practices in the Division’s industry in preparing an actuarial report or opinion, which information has been provided by Allianz Life to Allianz Life’s actuaries in preparing such reserve calculation, and all of such information is in all material respects accurately and completely recorded in the Transferred Books and Records of Allianz Life.

         3.09      Absence of Certain Changes. Except as set forth in Schedule 3.09, since June 30, 2003, except as expressly permitted or required by this Agreement, the Division has conducted the Business in the ordinary course consistent with past practices and there has not been:

                   (a)     any Lien (other than Permitted Liens) placed on, or any sale or transfer of any of the Purchased Assets;

                   (b)     any termination or modification of any In-Force Assumed Treaty or Retrocessional Agreement, other than terminations and modifications in the ordinary course of business consistent with past practice;

                   (c)     any material change in the underwriting, pricing, claims, risk retention, actuarial, valuation, marketing, reinsurance, administration, information technology and data privacy practices and policies, reserving, sales, or agency practices or policies relating to the Business;

                   (d)     any employment, deferred compensation, severance, retirement or other similar agreement (or any amendment to any such existing agreement) offered to or entered into with any Division employee, any grant of any severance or termination pay or “stay-put” bonus to any Division employee, or any change in compensation or other benefits payable to any Division employee other than merit or tenure increases granted in the ordinary course of business;

                   (e)     any material change in any accounting principles, practices, methods or policies (including without limitation any reserving method, practice or policy) by Allianz Life with respect to Business, except for any such change as a result of a change in any applicable accounting practices or as required by applicable Laws;

                   (f)     any payment, discharge, settlement or satisfaction of any claim, liabilities or obligations arising on or after the Effective Date and relating to the Business in excess of $250,000, other than in the ordinary course of business consistent with past practices; or

                   (g)     any Material Adverse Effect other than any Material Adverse Effect that results from any of the following: (i) any material change in the financial, banking, currency or capital markets; (ii) conditions and events generally affecting the life reinsurance industry; and (iii) conditions or effects resulting from or relating to announcement of this Agreement, the Related Agreements or the transactions contemplated herein or therein, or the actions of Buyer (items identified in clauses (i) through (iii) above being hereinafter referred to as “Excluded Effects”).

         3.10       Title. Allianz Life has good and marketable title to all of the Purchased Assets, free and clear of all Liens other than Permitted Liens. At the Closing, Buyer will acquire good and marketable title to all the Purchased Assets, free and clear of all Liens, except for Permitted Liens and except for any Liens arising from acts of Buyer or any of its Affiliates. The term “Permitted Liens” means (i) statutory liens for current Taxes (as defined in Section 3.11 below) or other current governmental charges not yet due and payable or which may thereafter be paid without penalty; (ii) mechanics’, carriers’ and similar statutory liens arising or incurred in the ordinary course of business which do not materially detract from the value of such property or materially impair the use of the property; (iii) the terms of the In-Force Assumed Treaties and the Retrocessional Agreements; (iv) such other Liens arising as a matter of law as do not materially impair the value of the Purchased Assets or the operation of the Business in the manner it is currently conducted; and (v) such other Liens as are provided for in this Agreement or disclosed in the Disclosure Schedule.

         3.11    Tax Matters.

                   (a)     The Allianz Entities have no liability or obligation for or in respect of Taxes (as defined below) that would be imposed on or affect Buyer, or that would constitute or give rise to a Lien on the Purchased Assets, and no Tax imposed on any of the Allianz Entities for any period would be imposed on or affect the Buyer or would constitute or give rise to a Lien on the Purchased Assets.

                   (b)     For purposes of this Agreement, “Taxes” means all taxes, charges, fees, levies and other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property, and other taxes, customs duties, fees, assessments, and charges of any kind whatsoever, including, without limitation, all interest and penalties thereon, and additions to tax or additional amounts imposed by any taxing authority, domestic or foreign, upon Allianz Life. For purposes of this Agreement, “Tax Returns” means all returns, declarations, reports, estimates, information returns and statements in respect to any Taxes.

         3.12      Transition Services Consents. Schedule 3.12 hereto identifies all contracts, leases, licenses, agreements, arrangements, commitments, instruments and undertakings that will be used by Allianz Life for providing services pursuant to the Transition Services Agreement (the “Services Contracts”) and are not capable of being used by Allianz Life for providing such services without the consent or waiver of any other party thereto or any third party, or as to which such use would constitute a breach thereof or a violation of any Law (as defined above in Section 3.04).

         3.13      In-Force Assumed Treaties.

                   (a)     Set forth in Exhibit A is a true, complete and correct list of In-Force Assumed Treaties as of the date of this Agreement, and, as such, it constitutes the entirety of the assumed reinsurance treaties to which Allianz Life is a party or by which it is bound as of the date of this Agreement.

                   (b)     All of the In-Force Assumed Treaties are in full force and effect. Except as set forth in Schedule 3.13(b), Allianz Life is not in material breach of any provision of any In-Force Assumed Treaties and, to the Knowledge of Allianz Life, no other party to such In-Force Assumed Treaty is in material breach or has threatened material breach of any provision thereof. There is no event that has occurred which, with the passage of time or the giving of notice, or both, would create a material default or material breach by Allianz Life or, to the Knowledge of Allianz Life, any other party under any of the In-Force Assumed Treaties.

                   (c)     Except as set forth in Schedule 3.13(c), none of the In-Force Assumed Treaties has previously been voided or commuted and neither of Allianz Life nor any cedent under any In-Force Assumed Treaty prior to the date hereof has given any written notice of termination, commutation, voidance or cancellation or, to the Knowledge of Allianz Life, has threatened termination, commutation, voidance or cancellation with respect to any such In-Force Assumed Treaty.

                   (d)     Except as set forth in Schedule 3.13(d), the Transaction and the transactions contemplated by the Related Agreements will not violate the terms of any In-Force Assumed Treaty or give any other party the right to terminate any In-Force Assumed Treaty.

                   (e)     Allianz Life has not waived any terms or conditions under any In-Force Assumed Treaty, other than waivers in the ordinary course of business that do not, individually or in the aggregate, have a Material Adverse Effect.

         3.14      Retrocessional Agreements.

                   (a)     Set forth in Schedule 3.14(a) is a true, complete and correct list of the Retrocessional Agreements as of the date of this Agreement and, as such, it constitutes the entirety of the retrocessional agreements with respect to the Business to which Allianz Life is a party or by which it is bound as of the date of this Agreement.

                   (b)     Except as set forth in Schedule 3.14(b), all of the Retrocessional Agreements are in full force and effect. Except as set forth in Schedule 3.14(b), Allianz Life is not in material breach of any provision of any Retrocessional Agreement and, to the Knowledge of Allianz Life, no other party to such Retrocessional Agreement is in material breach or has threatened material breach of any provision thereof. To the Knowledge of Allianz Life, there is no event that has occurred which, with the passage of time or the giving of notice, or both, would create a material default or material breach by Allianz Life or any other party under any of the Retrocessional Agreements.

                   (c)     Except as set forth in Schedule 3.14(c), none of the Retrocessional Agreements has previously been voided or commuted and neither of Allianz Life nor any retrocessionaire under any Retrocessional Agreement prior to the date hereof has given any written notice of termination, commutation, voidance or cancellation or, to the Knowledge of Allianz Life, has threatened termination, commutation, voidance or cancellation with respect to any such Retrocessional Agreement.

                   (d)     Except as set forth in Schedule 3.14(d), the Transaction and the transactions contemplated by the Related Agreements will not violate the terms of any Retrocessional Agreement or give any party the right to terminate any Retrocessional Agreement.

                   (e)     Allianz Life has not waived any terms or conditions under any Retrocessional Agreement, other than waivers in the ordinary course of business that do not, individually or in the aggregate, have a Material Adverse Effect.

         3.15      Intellectual Property Rights.

                   (a)     Except as set forth in Schedule 3.15(a), Allianz Life owns all right, title and interest in the tangible embodiments of the Transferred Books and Records and has the rights to use the Transferred Books and Records in the Business in the same manner as they are currently being used. Except as set forth in Schedule 3.15(a), Allianz Life owns all right, title and interest, including Intellectual Property Rights, in the Intellectual Property Assets or the rights to use the Intellectual Property Assets in the conduct of the Business in the same manner as they are currently being used. As used in this Agreement, “Intellectual Property Rights” means: (i) the United States and foreign copyrights, and similar rights, including common law rights, registrations and applications to register or renew the registration of any of the foregoing; (ii) the United States and foreign letters patent and patent applications; (iii) inventions, processes, designs, formulae, trade secrets, algorithms, spreadsheets and know-how; (iv) confidential information; (v) computer software (including source code, object code, executables and utilities); (vi) data, datasets, databases and documentation; and (vii) all similar intellectual property rights and tangible embodiments of any of the foregoing (in any medium, including electronic media).

                   (b)     Allianz Life has not been granted and has not filed any application for any United States or foreign letters patent in the Intellectual Property Assets or the Transferred Books and Records.

                   (c)     No claims or threats of claims have been asserted by any third party against Allianz Life related to the Intellectual Property Assets or challenging or questioning the validity of Allianz Life’s Intellectual Property Rights (or any trademark or trade dress rights) in the Intellectual Property Assets. No claims or threats of claims have been asserted by any third party against Allianz Life challenging or questioning the use by Allianz Life of any Intellectual Property Rights (or any trademark or trade dress rights) in the Transferred Books and Records.

                   (d)     To the Knowledge of Allianz Life, except as set forth in Schedule 3.15(d), the use of the Intellectual Property Assets and the Transferred Books and Records as used in the Business does not infringe or misappropriate any Intellectual Property Rights (or any trademark or trade dress rights) of any third party in any respect.

                   (e)     To the Knowledge of Allianz Life, no third party is currently infringing the Intellectual Property Rights in the Intellectual Property Assets.

                   (f)     Except as set forth in Schedule 3.15(f), Allianz Life has not entered into any agreement, including any license agreement, granting any third party any rights in the Intellectual Property Assets or the Transferred Books and Records.

                   (g)     Except as set forth in Schedule 3.15(g), Allianz Life has not entered into any agreement to indemnify any third party against a charge of infringement arising out of the Intellectual Property Rights in any of the Intellectual Property Assets.

                   (h)     Allianz Life has established and is in material compliance with a security program, including technology, practices and procedures generally consistent with common practice in its industry, that is designed to protect (i) the integrity of transactions executed through its computer system, including encryption and/or other security protocols and techniques when appropriate, (ii) the security, confidentiality and integrity of data housed in its systems, and (iii) against unauthorized access to its systems.

                   (i)     Except as set forth in Schedule 3.15(i), Allianz Life owns or is licensed or otherwise possesses legally enforceable rights (i) to use all books and records retained by Allianz Life, to the extent they relate to the Business, (ii) to use the Intellectual Property Rights in any such books and records as used by Allianz Life in the Business and (iii) to permit Buyer to copy and use all such books and records and Intellectual Property Rights, as set forth in Section 5.02(b) of this Agreement. The copying and use by Buyer of such books and records as set forth in Section 5.02(b) of this Agreement will not infringe or misappropriate any Intellectual Property Rights (or any trademark or trade dress rights) of any third party in any respect.

                   (j)     Allianz Life is in material compliance with all privacy policies established by Allianz Life in effect as of the Closing Date.

         3.16      Litigation. Schedule 3.16(a) sets forth all arbitrations, actions, suits, proceedings, orders or investigations pending or, to the Knowledge of Allianz Life, threatened against Allianz Life or any of its Affiliates or any of its respective directors, officers or employees or against or involving the assets, properties or business of Allianz Life or any of its Affiliates relating to the Business, the Division or the Purchased Assets, or with respect to the employment and/or termination of any individual currently or formerly employed by Allianz Life in connection with the Business, at law or in equity, or before or by any federal, state, municipal or other Governmental Entity, and any judgment, decree, injunction or order by any governmental entity or arbitrator outstanding against any of such persons or otherwise affecting the Business. Schedule 3.16(b) sets forth, to the Knowledge of Allianz Life, all action, suits and proceedings pending with respect to the Assumed Liabilities.

         3.17      Employees. To the Knowledge of Allianz Life: (i) no employee of Allianz Life is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any material way the ability of such employee to carry out fully all activities of such employee in furtherance of the Business; and (ii) no employee or former employee of any Allianz Entity has any claim with respect to any Intellectual Property Rights in the Purchased Assets.

         3.18      Compliance with Laws; Permits.

                   (a)     Allianz Life is in compliance in all material respects with all applicable Laws relating to the Business.

                   (b)     Allianz Life has, in full force and effect, all material Governmental Consents from all Governmental Authorities (including, without limitation, federal and state agencies regulating occupational health and safety) necessary to conduct the Business in the manner and the jurisdictions in which the Business is being conducted and to own and operate the Purchased Assets (collectively, the “Permits”). Allianz Life has conducted the Business in compliance in all material respects with all terms and conditions of the Permits.

         3.19      Brokerage. Except with respect to Credit Suisse First Boston (the fees of which are the responsibility of Allianz Life), no third party shall be entitled to receive any brokerage commissions, finder’s fees, fees for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Allianz Life.

         3.20      Regulatory Filings. Allianz Life has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Agency to the extent they relate to the Business. All such registrations, filings, or submissions were in compliance in all material respects with the Laws when filed or as amended or supplemented, and, to the Knowledge of Allianz Life, no material deficiencies that remain unsatisfied have been asserted by any Governmental Agency with respect to such registrations, filings or submissions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer hereby represents and warrants to Allianz Life as of the date hereof and the Closing Date that:

         4.01      Incorporation and Corporate Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Missouri, with the requisite corporate power and authority to enter into this Agreement and Related Agreements and perform its obligations hereunder and thereunder. Buyer is licensed or otherwise qualified to enter into the Coinsurance Agreement with Allianz Life such that Allianz Life will be entitled to obtain full credits on its statements required to be filed with applicable insurance regulators for the reinsurance ceded to Buyer thereunder.

         4.02      Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and the Related Agreements by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by application of equitable principles. When the Related Agreements are duly executed and delivered by Buyer, the Related Agreements will constitute valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by application of equitable principles.

         4.03      No Breach. The execution, delivery and performance of this Agreement and the Related Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, or result in the creation of a right of termination or acceleration under; (i) the Articles of Association and Bylaws of Buyer; (ii) any material indenture, mortgage, lease, loan agreement or other material agreement or instrument to which Buyer is a party or by which Buyer is bound; or (iii) any Law of any Government Entity to which Buyer is subject.

         4.04      Governmental Authorities; Consents. Except as disclosed in Exhibit 4.04 hereto: (i) Buyer is not required to submit any notice to, or receive any Governmental Consents from, any Governmental Entity in connection with the execution or delivery by it of this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby or thereby; and (ii) no consent, approval, exemption or authorization of any other person, is required to be obtained by Buyer in connection with Buyer’s execution, delivery and performance of this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby and thereby, including without limitation, in each case, any consent, approval, exemption or authorization under any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Buyer is bound or affected or any Law to which Buyer is subject.

         4.05      Brokerage. Except for Bear, Stearns & Co., Inc. (the fees of which are the responsibility of Buyer), no third party shall be entitled to receive any brokerage commissions, finder’s fees, fees for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

         4.06      Financial Resources. Buyer has, or will have on the Closing Date, adequate financial resources to pay the Purchase Price in full at the Closing and perform its obligations under the Related Agreements.

ARTICLE V
COVENANTS OF ALLIANZ LIFE

         5.01      Conduct of the Business.

                    (a)      Except as expressly provided in this Agreement, from the date hereof until the Closing, Allianz
Life shall:

                             (i)     (A) conduct the Business only in the ordinary course consistent with past practices and (B) use commercially reasonable efforts to (1) preserve intact the value of the Business and the present business organization relating to the Business, (2) keep available the services of the officers and key employees who are involved in the operations of the Business, and (3) preserve the goodwill of the agents, brokers, customers, suppliers and other persons having business dealings with the Allianz Entities in connection with the Business;

                             (ii)     perform all of its material obligations under agreements, contracts and other instruments relating to or affecting the operations of the Business;

                             (iii)     comply in all material respects with all Laws applicable to the Business; and

                             (iv)     confer on a regular basis with representatives of Buyer (as reasonably requested by Buyer) to report on operational matters and the general status of ongoing operations of the Business.

                   (b)     Without limiting the generality of Section 5.01(a), except as otherwise expressly permitted or required by this Agreement, or consented to in writing by Buyer, Allianz Life shall not:

                             (i)     except in the ordinary course of business consistent with past practice, (A) modify, terminate or fail to use commercially reasonable efforts to maintain in effect or renew any In-Force Assumed Treaty or Retrocessional Agreement, (B) enter into any new retrocessional agreement with respect to all or any portion of the In-Force Assumed Treaties or (C) enter into, modify, terminate or assign any other material agreement, arrangement or understanding with respect to the Business;

                             (ii)     change any of its accounting principles, practices, methods or policies with respect to the Business, including, without limitation, its reserving methods, practices and policies, except as may be required as the result of a change in any applicable Law, GAAP or SAP;

                             (iii)     make or propose to make any material change in the underwriting, pricing, claims, risk retention, actuarial, valuation, marketing, reinsurance, administration, or information technology and data privacy practices or policies of the Acquired Business that Allianz Life knows, or reasonably should know, at the time it makes or proposes to make such change, would have a Material Adverse Effect;

                             (iv)     intentionally take any action with the Knowledge that such action will, or as reasonably expected to, render any representation or warranty made by Allianz Life in this Agreement untrue at the Closing;

                             (v)     pay, discharge, settle, satisfy or waive any claims, liabilities or obligations arising on or after the Effective Date and relating to the Business in excess of $250,000, other than in the ordinary course of business consistent with past practices;

                             (vi)     dispose of any of the Purchased Assets;

                             (vii)     permit or allow any Purchased Assets to become subject to any Liens (other than Permitted Liens); or

                             (viii)     authorize any of, or commit or agree to take any of, the foregoing actions.

         5.02      Access to Transferred Books and Records.

                   (a)     Pre-Closing. Between the date hereof and the Closing Date, Allianz Life shall afford to Buyer and its authorized representatives (“Buyer’s Representatives”) access at all reasonable times and upon reasonable notice to the offices, properties, facilities, books, records, officers, employees and other items of the Division relating to the Acquired Business, and otherwise provide as promptly as practicable such assistance, financial information and other materials and information relating to the Acquired Business as is reasonably requested by Buyer in order to facilitate the consummation of the transactions contemplated herein and the transition of the Acquired Business to Buyer, and Allianz Life shall instruct its officers and its and the Division’s employees, agents and representatives to cooperate with Buyer’s Representatives in connection therewith. In addition, Allianz Life shall cause the Division and Allianz Life’s officers to reasonably cooperate with Buyer to enable Buyer to contact and visit such third parties, including the parties to the In-Force Assumed Treaties, as Buyer deems reasonably necessary in connection with the foregoing. Buyer shall not initiate such contacts without the prior approval of Allianz Life, which approval will not be unreasonably withheld, limited or delayed.

                   (b)     Post-Closing. Following the Closing Date for a period of fifteen (15) years following the Closing Date, Allianz Life shall allow Buyer upon reasonable prior notice and during regular business hours, through Buyer’s employees and representatives, the right, at Buyer’s expense, to examine, use and make copies of any Transferred Books and Records not actually transferred to Buyer. Access to such books and records shall be at Buyer’s expense and may not unreasonably interfere with Allianz Life’s business operations.

         5.03      Conditions. Allianz Life shall take all commercially reasonable actions necessary or desirable to cause the conditions set forth in Section 8.01 (including delivery of all opinions, certificates and other documents required to be delivered by it at the Closing) to be satisfied and to consummate the transactions contemplated herein as soon as reasonably practicable after the satisfaction thereof.

         5.04      Filings, Approvals and Consent. Allianz Life shall, as promptly as practicable after the execution of this Agreement, make or cause to be made all filings, and use commercially reasonable efforts to receive any Governmental Consents necessary to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, the actions of Allianz Life with respect to Governmental Consents pursuant to the HSR Act and any antitrust Law applicable to Allianz Life shall be governed by Section 7.02.

         5.05      Consents for Transition Services Agreement. Allianz Life agrees to use commercially reasonable efforts, at its expense, to obtain the consents and waivers prior to Closing necessary to perform all services pursuant to the Transition Services Agreement. Provided that the Closing occurs, the failure of Allianz Life to obtain any such consents or waivers shall not excuse any performance by Allianz Life of any of its obligations under the Transition Services Agreement.

         5.06      Exclusivity. Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement pursuant to Article IX below, Allianz Life shall not, directly or indirectly through any affiliate or agent, agree to, entertain, engage in any discussions or negotiations concerning, encourage or otherwise participate in any manner in any discussions, negotiations or offer concerning the sale (whether by sale of assets, sale of stock of, or merger with, Allianz Life or any of its direct or indirect parents, or otherwise) of any part or all of the Purchased Assets.

         5.07      Non-Competition Agreement. For a period of two years from and after the Closing Date, neither Allianz Life nor any of its Affiliates shall, directly or indirectly, for itself or as shareholder, partner, member, financier, or advisor of another, or otherwise, engage in the business of life reinsurance in North America (except as contemplated in this Agreement and the Related Agreements (as defined in Section 7.03 below) in consummating the transactions contemplated in this Agreement); provided, however, that the provisions of this Section 5.07 shall not apply to:

                   (a)     The making of investments by an Allianz Entity, directly or indirectly, in the ordinary course of business in entities that engage, directly or indirectly, in the life reinsurance business, provided that each such investment is a passive investment with respect to which such Allianz Entity (A) does not have the right to direct the operation or management of any such entity or (B) is not a participant with any other person or entity in any group with such right;

                   (b)     An Allianz Entity, directly or indirectly, engaging in merger and acquisition advisory or other investment banking activities (provided that, such investment banking activities do not include making any investments by an Allianz Entity prohibited under this Agreement);

                   (c)     An Allianz Entity, directly or indirectly, managing investment funds that make investments in the ordinary course of business in such entities; or

                   (d)     Any person or entity in which an Allianz Entity acquires any interest (including interests in such person’s contracts or policies) if after such acquisition the person or business so acquired is not Principally Engaged in the life reinsurance business or, if such person or business so acquired is Principally Engaged in the life reinsurance business, such person or business disposes of the same so that, not later than eighteen months following the closing of such acquisition, such person or business is not so Principally Engaged. “Principally Engaged” means, for purposes of this subsection, that premiums from the North American life reinsurance business account for at least thirty-five percent (35%) of aggregate annual revenue of the subject business.

         5.08      Non-Solicitation. Allianz Life hereby agrees that during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date, neither it nor any of its Affiliates shall, directly or indirectly, solicit for employment any employee of the Division who accepts employment with Buyer or any of its Affiliates. Notwithstanding the foregoing, the restriction on solicitation set forth in the immediately preceding sentence shall not prohibit Allianz Life or any of its Affiliates from recruiting through general advertisements, searches or other broad-based hiring methods.

         5.09     Notices of Certain Events. Allianz Life shall promptly notify Buyer and obtain copies for Buyer of:

                   (a)     any notice or other communication received by Allianz Life after the date of this Agreement from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement or an In-Force Assumed Treaty;

                   (b)     any notice or other communication received by Allianz Life after the date of this Agreement from any Governmental Body that would adversely affect Buyer or its interests with respect to the In-Force Assumed Treaties; and

                   (c)     any actions, suits, claims, investigations or proceedings commenced (or any notices thereof) or, to Allianz Life’s Knowledge, threatened against Allianz Life after the date of this Agreement that relate to the Purchased Assets, or that relate to the consummation of any transaction contemplated by this Agreement or any Related Agreement.

         5.10      Cooperation. Following the Closing, Allianz Life shall cooperate, to the extent commercially reasonable and at Buyer’s sole cost and expense, with Buyer (i) in the defense of any litigation or arbitration arising out of the Purchased Assets, (ii) in connection with any Tax matter relating to the Purchased Assets, and (iii) in fulfilling such other reasonable requests as may be made by Buyer in connection with the Purchased Assets.

ARTICLE VI
COVENANTS OF BUYER

        Buyer covenants and agrees with Allianz Life as follows:

         6.01      Regulatory Filings. Buyer shall, as promptly as practicable after the execution of this Agreement, make or cause to be made all filings and use commercially reasonable efforts to obtain all Governmental Consents and any other approval, consent, license, permit, waiver or other authorization from third parties necessary to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, the actions of Buyer with respect to filings, approvals and other matters pursuant to the HSR Act applicable to Buyer shall be governed by Section 7.02.

         6.02      Conditions. Buyer shall take all commercially reasonable actions necessary or desirable to cause the conditions set forth in Section 8.02 (including delivery of all certificates and other documents required to be delivered by it at the Closing) to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof.

         6.03      Access to Transferred Books and Records. Following the Closing Date, Buyer shall maintain the Transferred Books and Records included in the Purchased Assets for a minimum period of fifteen years, and the Books and Records with respect to each Treaty for a period (if longer than the foregoing) of seven years following the date that Buyer reasonably determines that all liability of Allianz Life under such Treaty has been terminated. During such time period, Buyer shall allow Allianz Life, upon reasonable prior notice and during regular business hours, through their employees and representatives, the right, at Allianz Life’s expense, to examine and make copies of such Transferred Books and Records for the purposes of the preparation or examination of Tax Returns, regulatory filings and financial statements, or the conduct of any litigation or regulatory, contract holder, or other claim or dispute resolution. Access to such Transferred Books and Records shall be at Allianz Life’s expense and may not unreasonably interfere with Buyer’s business operations; provided that Allianz Life agrees to maintain in strict confidence and not disclose to any third party the information contained in such Transferred Books and Records, except (a) disclosures to Allianz Life’s Affiliates, advisors and other agents, (b) disclosures required under applicable law, and (c) to the extent that any such disclosure is reasonably necessary in connection with the purposes set forth in the preceding sentence.

         6.04      Confidentiality. Except as required by Law, Buyer shall hold, and shall cause its directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any non-public information obtained from Allianz Life, its Affiliates, advisors and other agents in confidence to the extent required by, and in accordance with the provisions of, that certain confidentiality agreement dated June 27, 2003 between Allianz Life and Buyer, as amended on July 28, 2003 (the “Confidentiality Agreement”), provided, however, that the obligations of Buyer under the Confidentiality Agreement shall expire on the Closing Date as to any information included in the Purchased Assets.

ARTICLE VII
ADDITIONAL AGREEMENTS

         7.01      Employee Benefits; Employees.

                   (a)     Allianz Life shall retain all responsibility for any assets held, administration of, and any liabilities incurred with respect to all of the employee benefit plans of Allianz Life, and Buyer shall not have any responsibility, liability or obligation to any employee of Allianz Life with respect to any such employee benefit plan or severance plan maintained by Allianz Life.

                   (b)     Notwithstanding the provisions of the Confidentiality Agreement, Buyer shall have the right, but not the obligation, to offer employment to any employees of the Division under such terms and conditions as Buyer in its sole discretion shall determine.

                   (c)     Allianz Life agrees to use its commerically reasonable efforts to retain those employees of the Division that are reasonably necessary to permit Allianz Life to fulfill its obligations and perform the services required under the Transition Services Agreement. Allianz Life shall maintain in effect its severance plan dated July 15, 2003, as modified on September 18, 2003 in consultation with Buyer, in the form provided to Buyer and not decrease or otherwise limit the benefits available thereunder, and Allianz Life shall offer such additional severance benefits to such employees as Buyer may reasonably request, provided that Buyer reimburses Allianz Life for all expenses thereof.

         7.02      Antitrust Filings. Allianz Life and Buyer shall (to the extent not filed prior to the date hereof) file with (i) the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), the notification and report form required for the transactions contemplated by this Agreement and any supplemental information requested in connection with such notification and report form pursuant to the HSR Act, and (ii) any other applicable governmental or regulatory entity, all filings, reports, information and documentation required for the consummation of the transactions contemplated by this Agreement. Allianz Life and Buyer shall furnish to each other’s counsel such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Allianz Life and Buyer shall consult with each other as to the appropriate time of making such filings and submissions and shall use commercially reasonable efforts to make such filings and submissions at the agreed upon time. Each of Allianz Life and Buyer shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other governmental or regulatory entities and shall comply promptly with any such inquiry or request; provided, that neither Buyer nor Allianz Life shall be required to dispose of, hold separately or make any change in, any portion of its business or assets (or the Business or the Purchased Assets) or incur any other burden.

         7.03      Related Agreements. At the Closing, Buyer and Allianz Life shall enter into the Life Coinsurance Agreement, in the form attached hereto as Exhibit E (the “Coinsurance Agreement”), the Administrative Services Agreement, in the form attached hereto as Exhibit F (the “Servicing Agreement”), the Transition Services Agreement, in the form attached hereto as Exhibit G (the “Transition Agreement”) and the Coinsurance Trust Agreement in the form attached hereto as Exhibit H (the “Trust Agreement” and, collectively with the Coinsurance Agreement, the Servicing Agreement and the Transition Agreement, the “Related Agreements”) (in all cases with such changes as to which the parties may agree prior to the Closing).

         7.04      Transaction Expenses. Except as otherwise provided in this Agreement, each party to this Agreement shall bear all of its Transaction Expenses, regardless of whether the Transaction is consummated. The term “Transaction Expenses” shall mean, with respect to any party hereto, all fees and expenses relating to the Transaction, including the negotiation of this Agreement, the performance of any obligations under this Agreement and all ancillary agreements hereto, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the fees and expenses of any attorneys, accountants, financial advisors, brokers and finders hired or otherwise engaged by Allianz Life, on the one hand, or Buyer, on the other, as applicable).

         7.05      Further Assurances. On and after the Closing date, Allianz Life and Buyer shall take all reasonably appropriate action and execute any additional documents, instruments and conveyances of any kind which may be reasonably necessary to carry out any of the provisions of this Agreement or the Related Agreement or consummate any of the transactions contemplated hereby or thereby, and, in connection therewith, Allianz Life shall use commercially reasonable efforts to obtain execution of such unsigned contracts, cover slips and other instruments relating to the Purchased Assets and Assumed Liabilities as Buyer may reasonably request.

         7.06      Allianz AG Recapture. Prior to the Closing, Allianz Life shall enter into and cause Allianz AG to enter into a recapture agreement with respect to Allianz AG’s Retrocessional Agreement with Allianz Life (the “Allianz AG Recapture Agreement”), pursuant to which Allianz Life will recapture the business ceded to Allianz AG under such agreement and release Allianz AG from all obligations and liabilities with respect thereto. Such recapture shall be gross or net of amounts retroceded by Allianz AG to Sun Life Assurance Company of Canada (formerly Clarica) with respect thereto; and if such recapture is net of such retrocession, Allianz Life will arrange for such retrocession to be assigned to Allianz Life and the parties shall cooperate to revise the Coinsurance Agreement to treat such retrocession as “Third Party Reinsurance” thereunder.

         7.07      Revised ManuLife Arrangement. Promptly following the execution and delivery of this Agreement, the parties shall cooperate diligently and in good faith to negotiate, prepare and, at the Closing, execute and deliver (and cause ManuLife Reinsurance Limited (“ManuLife”) to execute and deliver) definitive agreements with respect to the Revised ManuLife Arrangement (as defined below), and the Coinsurance Agreement shall correspondingly be modified to the extent necessary to effect the Revised ManuLife Arrangement. In the event that, as of the Closing, the parties have been unable to conclude the Revised ManuLife Arrangement, this Agreement and the Coinsurance Agreement shall be revised to reflect the following, notwithstanding any provision of this Agreement or the Coinsurance Agreement to the contrary:

                   (a)     Item 1 of Exhibit 1.07 shall be reduced by the amount of modified coinsurance reserves held by Allianz Life under the Retrocession Agreement #5089 between Allianz Life and ManuLife (the “ManuLife Agreement”), as of June 30, 2003 (the “MODCO Reserves”);

                   (b)     Allianz Life shall pay to Buyer an amount equal to all experience refunds and other amounts paid by ManuLife to Allianz Life on and after the Effective Date under the ManuLife Agreement, net of all letter of credit fees, premiums and other expenses owing by Allianz Life under such agreement (so that Buyer receives all economic benefits, and bears all economic costs and potential losses, of such agreement and the underlying treaties);

                   (c)     Allianz Life shall be obligated to segregate the assets supporting the MODCO Reserves and shall enter into an investment management agreement with Buyer, in a form reasonably acceptable to both parties, whereby Buyer will have the right to direct the investment of such assets within mutually acceptable investment guidelines and practices;

                   (d)     The liabilities under the In-Force Assumed Treaties that are the subject of the ManuLife Agreement shall not be novated to Buyer as long as the ManuLife Agreement is in effect; and

                   (e)     The definition of Reserves under the Coinsurance Agreement shall exclude the MODCO Reserves.

        The term “Revised ManuLife Arrangement” means agreements with ManuLife satisfactory to both parties whereby either (i) the ManuLife Agreement is terminated and new coinsurance/modified coinsurance agreements are entered into between Buyer and Allianz Life and between Allianz Life and ManuLife, respectively, (ii) ManuLife agrees to a novation of the ManuLife Agreement to Buyer, or (iii) another arrangement is entered into that permits the transfer of assets supporting the modified coinsurance reserves under the ManuLife Agreement from Allianz Life to Buyer.

         7.08      Novation of In-Force Assumed Treaties.

                   (a)     Following the Closing, Buyer shall use commercially reasonable efforts at its own expense to terminate as promptly as practicable each In-Force Assumed Treaty with respect to any prospective cession of reinsurance thereunder, in accordance with the terms of such In-Force Assumed Treaty and applicable state and federal law, to the extent such In-Force Assumed Treaty is not novated to Buyer as provided in Section 7.08(b) below. The reinsurance under the Coinsurance Agreement shall remain in full force and effect with respect to any Liability (as defined in the Coinsurance Agreement) assumed under such In-Force Assumed Treaties until the corresponding Gross Assumed Liability (as defined in the Coinsurance Agreement) expires or is entirely extinguished through novation.

                   (b)     Buyer shall use commercially reasonable efforts to novate each In-Force Assumed Treaty to itself with respect to the Gross Assumed Liability as soon as practicable after the Closing. Such novation shall completely release and extinguish Allianz Life’s Gross Assumed Liability under each In-Force Assumed Treaty. Subject to Article III, Paragraph D of the Coinsurance Agreement, to the extent that Buyer extinguishes Allianz Life’s Gross Assumed Liability under any In-Force Assumed Treaty through novation, Buyer’s obligations under the Coinsurance Agreement with respect to such liability shall terminate upon the effective date of such novation. Buyer shall novate such In-Force Assumed Treaties at its own expense and in full compliance with applicable state and federal law, and Buyer shall reimburse Allianz Life for any expenses incurred by Alianz Life under any Third Party Reinsurance (as defined in the Coinsurance Agreement) by reason of such novation. Allianz Life shall reasonably cooperate and be a party to effectuate such novations with Buyer and the cedents under such In-Force Assumed Treaties. Buyer shall not be obligated to novate the In-Force Assumed Treaty dated as of September 1, 1997 between Allianz Life and Kemper Investors Life Insurance Company (the “Kemper Treaty”), and other In-Force Assumed Treaties with cut-through provisions, if any, with respect to, and only with respect to, those policies for which such a cut-through provision allows the policyholder to make a claim directly against Allianz Life; provided, however, that the foregoing shall not limit Buyer’s obligation to novate the Kemper Treaty, and any other In-Force Assumed Treaty with a cut-through provision, as to any policies under which the policyholder may not make a claim directly against Allianz Life. The term “cut-through provision” means a provision in any In-Force Assumed Treaty whereby a policyholder may make a claim directly against Allianz Life for the payment of benefits reinsured thereunder.

                   (c)     Following the Closing, Buyer shall use commercially reasonable efforts to novate as promptly as practicable all Third Party Reinsurance (as defined in Coinsurance Agreement) to the extent related to the Gross Assumed Liability or negotiate other arrangements with the Third Party Reinsurers (as defined in Coinsurance Agreement) or other retrocessonaries to release Allianz Life from all liability in connection therewith. At the request of Buyer, Allianz Life shall transfer, set over, assign and convey to Buyer all of its rights under the Third Party Reinsurance to the extent related to the Gross Assumed Liability (and, contemporaneously with any such assignment, Buyer shall assume Allianz Life’s obligations and liabilities with respect to such Third Party Reinsurance as it applies to such Gross Assumed Liability), subject to such consents as may be required under such Third Party Reinsurance, and Allianz Life will reasonably cooperate with Buyer and the Third Party Reinsurers to novate such Third Party Reinsurance. With respect to any Third Party Reinsurance that fails to novate as provided above, Allianz Life shall, with respect to insurance in force as of the date of the Closing (but not as to the prospective assumption of liability) act as a retrocessionaire of Buyer on the same terms and conditions as such Third Party Reinsurance, to the extent that any retrocessionaire providing the Third Party Reinsurance provides coverage to Allianz Life under the terms of such Third Party Reinsurance, with regard to the Gross Assumed Liabilities.

         7.09      Transition Planning. Between the execution and delivery of this Agreement and the Closing Date, the parties shall cooperate to prepare a plan to transition the Acquired Business to Buyer as promptly as practicable pursuant to the Transition Services Agreement, and following the Closing the parties shall cooperate diligently and in good faith to effect such transition as promptly as practicable.

ARTICLE VIII
CONDITIONS TO CLOSING

         8.01     Conditions to Buyer's Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions at or before the Closing Date:

                   (a)     Representations and Covenants. The representations and warranties of Allianz Life contained in this Agreement (other than the representation and warranties set forth in Paragraph 3.09(g)) shall be true and correct as of the date of this Agreement and, except for any such representations and warranties that speak as an earlier specified date, as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for such failures of such representations and warranties to be true and correct (without regard to any materiality qualifier set forth in such representations and warranties) as (i) would not, individually or in the aggregate, have a Material Adverse Effect or (ii) result from an Excluded Effect. Allianz Life shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Allianz Life on or prior to the Closing Date.

                   (b)     Other Agreements. The Related Agreements and each of the other agreements and instruments contemplated hereby and thereby to which Allianz Life is a party shall have been duly executed and delivered by Allianz Life on the Closing Date, and each of such agreements and instruments shall be in full force and effect with respect to Allianz Life on the Closing Date.

                   (c)     Allianz AG Recapture Agreement. The Allianz AG Recapture Agreement shall have been duly executed and the transactions contemplated by such agreement shall have been consummated in all respects in accordance with the terms of such agreement, including, without limitation, the recapture of reserves.

                   (d)     Government Approvals. The applicable waiting periods under the HSR Act shall have expired or been terminated, and all other governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated by this Agreement shall have been duly made and obtained.

                   (e)     No Prohibitions. There shall not be pending any action or proceeding, before any Governmental Entity, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with such transactions, (ii) seeking to prohibit direct or indirect ownership or operation by Buyer of all or a material portion of the Business or Purchased Assets, or to require Buyer to dispose of or to hold separately all or any portion of the business or assets of Buyer or the Business or the Purchased Assets, as a result of the transactions contemplated hereby, (iii) seeking to invalidate or render unenforceable any material provision of this Agreement or the Related Agreements or (iv) otherwise relating to and materially adversely affecting the transactions contemplated hereby.

                   (f)     Material Adverse Effect. There shall not have occurred between the date of this Agreement and the Closing Date any Material Adverse Effect, excluding any Material Adverse Effect that results from an Excluded Effect.

         8.02      Conditions to Allianz Life’s Obligations. The obligations of Allianz Life to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions at or before the Closing Date:

                   (a)     Representations and Covenants. The representations and warranties of Buyer contained in this Agreement shall be true and correct as of the date of this Agreement and, except for any such representations and warranties that speak as of an earlier specified date, as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for such failures of such representations and warranties to be true and correct (without regard to any materiality qualifier therein) as would not, individually or in the aggregate, have a material adverse effect on the business, financial conditions or results of operation of Buyer. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

                   (b)     Other Agreements. The Related Agreements and each of the other agreements and instruments contemplated hereby and thereby to which Buyer is a party shall have been duly executed and delivered by Buyer on the Closing Date and each of such agreements and instruments shall be in full force and effect with respect to Buyer on the Closing Date.

                   (c)     Government Approvals. The applicable waiting periods under the HSR Act shall have expired or been terminated, and all other material governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated by this Agreement shall have been duly made and obtained.

                   (d)     No Prohibitions. There shall not be pending any action or proceeding, before any Governmental Entity, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated by this Agreement or seeking to obtain material damages in connection with such transactions, (ii) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the Related Agreements or (iii) otherwise relating to and materially adversely affecting the transactions contemplated hereby or thereby.

                   (e)        Transition Services Consents. All consents or waivers of third parties identified on Schedule 3.12 hereto shall have been obtained.

ARTICLE IX
TERMINATION

         9.01     Termination. This Agreement may be terminated at any time prior to the Closing Date:

                   (a)     by the mutual written consent of Buyer and Allianz Life;

                   (b)     by either Buyer or Allianz Life, if there has been a material misrepresentation, breach of warranty or breach of covenant on the part of the other party in the representations, warranties and covenants set forth in this Agreement, provided such misrepresentation or breach is not cured within thirty (30) days after receipt of written notice of such misrepresentation or breach;

                   (c)     by either Buyer or Allianz Life, if the transactions contemplated hereby have not been consummated by March 31, 2004; provided, however, that neither party shall be entitled to terminate this Agreement pursuant to this Section 9.01(c) if such party’s breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement; or

                   (d)     by either party, if there shall be any order, injunction or decree of any Governmental Entity which prohibits or restrains either party from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and nonappealable; provided, however, that prior to termination under this 9.01(d), the party seeking to terminate this Agreement shall have used all reasonable efforts to have such order, injunction or decree vacated.

         9.02      Effect of Termination. In the event of the termination of this Agreement by either Buyer or Allianz Life as provided in Section 9.01, all provisions of this Agreement shall terminate, and there shall be no liability on the part of any of Buyer or Allianz Life or their respective shareholders, officers or directors, except that the parties shall remain liable for breaches of this Agreement occurring prior to the time of such termination, and except that the provisions of Sections 6.04 and Article XI of this Agreement shall survive any such termination.

ARTICLE X
SURVIVAL; INDEMNIFICATION

         10.01      Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive for a period of eighteen (18) months from the Closing Date except (a) the representations under Section 3.15 shall survive for a period of thirty-six (36) months from the Closing Date, (b) the representations under Sections 3.11 and 3.17 shall survive until the end of the applicable statute of limitations, and (c) the representations under Sections 3.01, 3.02, 3.10, 4.01 and 4.02 shall survive indefinitely (each of such periods, a “Survival Period”); provided, however, that, with respect to any specific representation or warranty under which an Indemnified Party (as defined in Section 10.03) shall have delivered to an Indemnifying Party (as defined in Section 10.03) in good faith a written notice of a claim prior to the expiration of the applicable Survival Period and as to which such claim has not been completely and finally resolved prior to such expiration, such representation or warranty shall survive solely as to such claim for the period of time beyond such Survival Period sufficient to resolve, completely and finally, the claim relating to such representation or warranty.

         10.02      Indemnification.

                   (a)     Subject to the limitations of Sections 10.01 and 10.04, Allianz Life shall indemnify Buyer and its Affiliates and their respective representatives, successors and permitted assigns and hold the Buyer and such persons harmless against any loss, liability, penalty, fines, settlement, deficiency, damage, expense or cost (including reasonable legal expenses, but excluding punitive, consequential and all other kinds of special damages) (collectively, “Losses”), that Buyer incurs as a result of (i) any misrepresentation in any of the representations and warranties of Allianz Life contained in this Agreement (without regard to any materiality qualifiers therein), (ii) any breach of, or failure to perform, any obligation of Allianz Life contained in this Agreement, any Related Agreement or any other agreement or instrument contemplated hereby or thereby, or (iii) any liability or obligation of Allianz Life not assumed by Buyer pursuant to this Agreement or the Related Agreements,

                   (b)     Subject to the limitations of Sections 10.01 and 10.04, Buyer shall indemnify Allianz Life and its Affiliates and their respective representatives, successors and permitted assigns and hold Allianz Life and such persons harmless against any Losses that Allianz Life incurs as a result of (i) any misrepresentation of any of the representations and warranties of Buyer contained in this Agreement, (ii) any breach of, or failure to perform, any obligation of Buyer contained in this Agreement, any Related Agreement or any other agreement or instrument contemplated hereby or thereby, (iii) any liability or obligation assumed by Buyer pursuant to this Agreement or the Related Agreements, or (iv) any claim by any party to any In-Force Assumed Treaty that the transactions contemplated in this Agreement and the Related Agreements require its consent or are otherwise a breach or default under such Treaty, except to the extent Allianz Life did not disclose in the Disclosure Schedules that consent is required in connection with the assignment of rights under such Treaty (recognizing that, inasmuch as the transactions contemplated herein and in the Related Agreements constitute a retrocession transaction, the parties hereto believe that no such consent is required).

         10.03      Third Party Claims. As used herein, “Indemnified Party” shall refer either to Buyer or Allianz Life, as applicable, and “Indemnifying Party” shall refer to the party obligated hereunder to indemnify such Indemnified Party. In the event that any of the Indemnified Parties is made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party, or in the event that a claim is made by any third party against any of the Indemnified Parties, for any matter the liability, costs or expenses of which are Losses for which the Indemnified Party is entitled to indemnification by the Indemnifying Party pursuant to Section 10.02 above (any such third party claim, action or proceeding being referred to as a “Third Party Claim”), the Indemnified Party shall give the Indemnifying Party prompt written notice thereof (a “Third Party Claim Notice”), including, in reasonable detail, the identity of the third party and the nature and amount of the Third Party Claim. The failure to give such notice shall not affect any Indemnified Party’s ability to seek reimbursement unless such failure has materially prejudiced the Indemnifying Party’s ability to defend successfully a Third Party Claim. The Indemnifying Party shall be entitled, upon written notice delivered to the Indemnified Party, to control the defense and settlement of such Third Party Claim, subject to the further provisions of this Section 10.03 and provided that the Indemnifying Party diligently contests and defends such Third Party Claim. If the Indemnifying Party has so elected to control the defense and settlement of such Third Party Claim, the Indemnified Party shall be entitled at any time, at its own cost and expense (which expense shall not constitute a Loss), to participate in such defense and settlement and to be represented by attorneys of its own choosing; and if the Indemnifying Party does not so elect to control the defense and settlement of such Third Party Claim, the Indemnifying Party shall be entitled at any time, at its own cost and expense, to participate in such defense and settlement and to be represented by attorneys of its own choosing. The Indemnified Party and the Indemnifying Party shall in any event cooperate with one another in the defense of any Third Party Claim and provide to the other such documents and information as are reasonably requested in connection therewith. Neither the Indemnified Party nor the Indemnifying Party may concede, settle or compromise any Third Party Claim as to which the other party will have any liability without the prior written consent of such other party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, (i) if a Third Party Claim seeks equitable relief or (ii) if the subject matter of a Third Party Claim relates to the ongoing business of any of the Indemnified Parties, which Third Party Claim, if decided against any of the Indemnified Parties, would materially adversely affect the ongoing business of any of the Indemnified Parties, then the Indemnified Parties shall have the right to control the defense and settlement of such claim, but the Indemnifying Party shall not be liable for any Losses arising from any settlement thereof effected without its consent, which consent shall not be unreasonably withheld.

         10.04      Limitations on Indemnity.

                   (a)     Allianz Life shall be liable for claims under Section 10.02(a)(i) only if and to the extent that the aggregate amount of all Losses for claims under Section 10.02(a)(i) exceeds $15,000,000 (the “Deductible Amount”); provided, however, that in the event that claims under Section 10.02(a)(i) for a breach or breaches of any of the representations and warranties set forth in Section 3.08 above exceeds $10,000,000, then the Deductible Amount, as to Losses arising out of such claims only, shall be $10,000,000. The Deductible Amount shall only apply to claims under Section 10.02(a)(i). In the event that Losses for claims under Section 10.02(a)(i) exceed the Deductible Amount, Allianz Life shall be obligated to indemnify the Buyer Indemnified Parties for the entire amount of all such Losses in excess of the Deductible Amount up to $125,000,000 (the “Cap Amount”). The Cap Amount shall be the maximum aggregate liability of Allianz Life to the Buyer Indemnified Parties under Section 10.02(a)(i).

                   (b)     Buyer shall be liable for claims under Sections 10.02(b)(i) only if and to the extent that the aggregate amount of all Losses for claims under Section 10.02(b)(i) exceeds the Deductible Amount. The Deductible Amount shall apply only to claims under Section 10.02(b)(i). In the event that Losses for claims under Section 10.02(b)(i) exceed the Deductible Amount, Buyer shall be obligated to indemnify the Seller Indemnified Parties for the entire amount of all such Losses in excess of the Deductible Amount up to the total of the Cap Amount. The Cap Amount shall be the maximum aggregate liability of Buyer to the Seller Indemnified Parties under Section 10.02(b)(i).

                   (c)     In computing the amount of any indemnifiable Losses, there shall be deducted therefrom an amount equal to the amount of any Tax benefit realized by the Indemnified Party or any of its Affiliates attributable to the loss, liability, penalty, fines, settlement, deficiency, damage, expense or costs giving rise to such Losses, and added thereto an amount equal to any increased Tax liability of the Indemnified Party or its Affiliates as a result of the inclusion in income of any part of the payments made in respect of such Losses (to the extent the Indemnified Party would not have realized a corresponding Tax benefit or Tax liability had such Loss not occurred). If and to the extent an Indemnified Party has not actually realized such Tax benefit at the time the Indemnifying Party makes an indemnity payment, the Indemnified Party shall make a payment (or, as appropriate, payments) at such time as it actually receives such Tax benefit. For purposes of determining the amount of any Tax benefit or liability pursuant to this Section 10.04(c) the marginal combined federal and state income tax rate of the Indemnified Party shall be deemed to be the maximum marginal combined federal and state income tax rate applicable to the Indemnified Party.

                   (d)     Neither Allianz Life nor Buyer shall be liable for any Losses arising out of the breach of any representation or breach of any covenant set forth in this Agreement as to which the other had knowledge prior to the Closing Date.

         10.05      Exclusivity. After the Closing, the rights set forth in this Article X shall be each party’s sole and exclusive remedies against the other parties hereto for any Losses arising out of this Agreement or the transactions contemplated herein, but excluding claims for Losses under the Related Agreements. Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing an action based upon allegations of fraud in connection with the transactions contemplated in this Agreement.

         10.06      Treatment of Indemnification Payments. Any payment made under Section 10.02 shall be treated as an adjustment to Purchase Price. Such adjustment shall be treated as an adjustment to Ceding Commission or an adjustment to Other Asset Price as appropriate given the nature of the payment giving rise to the adjustment.

ARTICLE XI
MISCELLANEOUS

         11.01      Press Releases and Announcements. Upon the execution and delivery of this Agreement, the parties shall issue a press release in the form attached hereto as Exhibit I, announcing the execution and delivery of this Agreement. Prior to the Closing Date, the parties shall cooperate to prepare a press release for issuance upon the Closing, announcing the consummation of the transactions contemplated herein. Other than the foregoing, no party hereto shall issue any press release (or make any other public announcement) related to this Agreement or the transactions contemplated hereby without prior written approval of the other party hereto, except to the extent that the party reasonably determines that any such press release or other announcement is necessary in order to comply with any applicable Laws, in which case such party shall consult the other prior to issuing such press release or other announcement, and except for communications with employees and customers in connection with consummating the transactions contemplated herein and transitioning the Business to Buyer.

         11.02      Amendment and Waiver. This Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

         11.03      Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered or three days after being mailed, if mailed by first class mail, return receipt requested, or when receipt is acknowledged, if sent by facsimile, telecopy or other electronic transmission device. Notices, demands and communications to Buyer or Allianz Life will, unless another address is specified in writing, be sent to the address indicated below:

Notices to Buyer: RGA Reinsurance Company c/o Reinsurance Group of America, Inc. 1370 Timberlake Manor Parkway Chesterfield, MO 63019-6039 Attention: General Counsel Facsimile No.: (636) 736-7886

With a copy to: LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019 Attention: Alexander M. Dye Facsimile No.: (212) 424-8500

Notices to Allianz Life: Allianz Life Insurance Company of North America P.O. Box 1344 Minneapolis, MN 55440-1344 Attention: Chief Financial Officer Facsimile No.: (763) 765-5382

With copies to: Allianz Life Insurance Company of North America P.O. Box 1344 Minneapolis, MN 55440-1344 Attention: General Counsel Facsimile No.: (763) 765-6355 and

Leonard, Street and Deinard, Professional Association 150 South Fifth Street, Suite 2300 Minneapolis, MN 55402 Attention: Daniel J. McInerney, Esq. Facsimile No.: (612) 335-1657

         11.04      Arbitration.

                   (a)     It is the intention of the parties that customs and usages of the business of reinsurance shall be given full effect in the interpretation of this Agreement. The parties shall act in all things with the highest good faith. A dispute or difference between the parties with respect to the operation or interpretation of this Agreement on which an amicable understanding cannot be reached shall be decided by arbitration conducted in Hennepin County, Minnesota, United States of America, or at any other venue mutually agreed upon by the parties. The arbitrators are empowered to decide all questions or issues with respect to the operation or interpretation of this Agreement and, solely where there is an ambiguity with respect to the provisions of this Agreement or the application thereof to any particular facts and circumstances, shall be free to reach their decisions from the standpoint of equity and customary practices of the insurance and reinsurance industry rather than from that of strict law.

                   (b)     There shall be three arbitrators who shall be disinterested active or retired officers of life insurance or life reinsurance companies other than the contracting companies or their affiliates. Each of the parties shall appoint one of the arbitrators and these two arbitrators shall select the third. In the event that either party should fail to choose an arbitrator within thirty days after the other party has given notice of its arbitrator appointment, that party may choose two arbitrators, who shall in turn choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty days following their appointment, each arbitrator shall nominate three candidates within ten days thereafter, two of whom the other shall decline and the decision shall be made by drawing lots.

                   (c)     The arbitrators shall be authorized to direct specific performance of the terms of this Agreement and to award actual damages. The arbitrators shall have no authority to award consequential, exemplary or punitive damages. The arbitrators shall decide by a majority of votes and from their written decision there can be no appeal. The decision may be confirmed and judgment entered thereon in a court of law. Within 45 days after the closing of the arbitration hearings, the decisions of the arbitrators will be presented to the parties to the arbitration. All costs of the arbitration will be determined by the arbitrators, which may take into account the law and practice of the place of arbitration, and in what manner arbitration costs will be paid, and by whom.

         11.05      Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

         11.06      Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party hereto.

         11.07      No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity that is not a party or permitted assignee of a party to this Agreement, including without limitation any employee of Allianz Life. 11.08 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         11.09      Complete Agreement. This Agreement, the Disclosure Schedules and the exhibits and other documents referred to herein contain the complete agreement among the parties and supersede any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way; provided, however, that except as otherwise expressly provided in Section 6.04 and Paragraph 7.01(b) above, the Confidentiality Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated herein. The section and paragraph headings of this Agreement are for reference purposes and shall not affect the meaning or interpretation of the Agreement.

         11.10      Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

         11.11      Signatures; Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. A facsimile signature will be considered an original signature.

         11.12      Governing Law. The internal Law, without regard for conflicts of laws principles, of the State of Minnesota will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

By	/s/ Mark A. Zesbaugh
Name:	Mark A. Zesbaugh
Title:	CEO

RGA REINSURANCE COMPANY

By	/s/ Paul A. Schuster
Name:	Paul A. Schuster
Title:	Executive Vice President